EXHIBIT 2

Item 4. Purpose of the Transaction

Item 4 of Schedule 13D is amended by adding the following:

On August 10, 2016, Rx Investor Value Corporation sent a letter (the "Letter") to the Issuer expressing its concerns related to the Issuer's recent announcement to "hire an investment banker to evaluate the board's options to maximize stockholder value." The Letter states that it is "difficult to take seriously the announcement that the company intends to hire an investment bank and undertake a sale process." The Letter also questions why management and affiliates of the Issuer's senior lender permitted a series of coordinated actions that diluted stockholders by 10% in advance of a purported sale process. The Letter also expresses concerns related to the Issuer's recent announcement of financial results. The Letter is incorporated by reference to Exhibit 99.5.